Exhibit 99.1

NEWS RELEASE

Fortuna Reports 15% Increase YoY in Consolidated Mineral Reserves and updates estimate of Sunbird deposit, Séguéla

Vancouver, British Columbia, April 23, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) provides updated consolidated Mineral Reserve and Mineral Resource estimates for its operating mines and projects in West Africa and Latin America. Fortuna successfully increased Mineral Reserves by 15% year-over-year, after accounting for production related depletion. In addition, an updated estimate for Séguéla as of March 31, 2026, reported an increase of 34% in underground Mineral Reserves and a 55% increase in Inferred Mineral Resources for the Sunbird deposit as a result of the successful infill and exploration drilling program executed in the second half of 2025. All dollar amounts in this news release are expressed in US dollars, unless otherwise indicated.

Highlights of Mineral Reserve and Mineral Resource Update

•	Consolidated Proven and Probable Mineral Reserves are reported containing 3.0 million gold equivalent ounces (“GEOs”) representing a year-over-year increase of 15%. Changes are due to the upgrading of resources to reserves representing 819,000 GEOs, primarily at Séguéla, offset by production related depletion of 378,000 GEOs.

•	Consolidated Measured and Indicated Resources exclusive of Mineral Reserves are reported containing 2.1 million GEOs representing a year-over-year increase of 56%. Primary drivers for the net increase are the result of drilling at Diamba Sud, upgrading 781,000 GEOs, a 165% increase, offset by the upgrading of resources to reserves at Séguéla.

•	Consolidated Inferred Mineral Resources are reported containing 2.2 million GEOs representing a year-over-year increase of 4%. The change is the result of drilling discovering 726,000 GEOs counteracting the impact of upgrading 628,000 GEOs.

•	Underground Mineral Reserves for Séguéla’s Sunbird deposit are reported as 4.4 Mt averaging 3.80 g/t Au containing 539,000 ounces of gold, an increase of 34% to its maiden estimate. Inferred Mineral Resources are reported as 2.9 Mt averaging 4.45 g/t Au containing 417,000 ounces of gold, a 55% increase.

•	Diamba Sud’s feasibility study remains on track for first-time reporting of Mineral Reserves in support of a construction decision by the end of this quarter.

Mineral Reserves are estimated using a gold price of $2,300/oz and Mineral Resources are estimated using a gold price of $2,600/oz, except for the Diamba Sud Project where Mineral Resources are estimated using a gold price of $3,300/oz.

Note: Gold equivalent ounces (“GEOs”) referred to in this news release are calculated using metal prices of $2,300/oz gold, $27/oz silver, $2,000/t lead, and $2,700/t zinc.

Mineral Reserves and Mineral Resources

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	GEOs (000)
Gold Mines	Séguéla, Côte d’Ivoire	Proven	588	N/A	1.60	N/A	N/A	30
		Probable	15,768	N/A	3.13	N/A	N/A	1,586
		Proven + Probable	16,356	N/A	3.01	N/A	N/A	1,616
	Lindero, Argentina	Proven	22,291	N/A	0.54	N/A	N/A	390
		Probable	42,064	N/A	0.53	N/A	N/A	718
		Proven + Probable	64,355	N/A	0.54	N/A	N/A	1,108
	Total	Proven + Probable	80,711	N/A	1.04	N/A	N/A	2,724
Silver Mine	Caylloma, Peru	Proven	171	114	0.38	2.80	2.77	19
		Probable	2,104	86	0.27	2.39	3.56	218
		Proven + Probable	2,275	89	0.28	2.42	3.50	238
	Total	Proven + Probable	2,275	89	0.28	2.42	3.50	238
Total		Proven + Probable						2,961

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	GEOs (000)
Gold Mines	Séguéla, Côte d’Ivoire	Measured	0	N/A	-	N/A	N/A	0
		Indicated	5,651	N/A	2.58	N/A	N/A	469
		Measured + Indicated	5,651	N/A	2.58	N/A	N/A	469
	Lindero, Argentina	Measured	1,692	N/A	0.53	N/A	N/A	29
		Indicated	26,975	N/A	0.43	N/A	N/A	375
		Measured + Indicated	28,668	N/A	0.44	N/A	N/A	403
	Total	Measured + Indicated	34,318	N/A	0.79	N/A	N/A	873
Silver Mine	Caylloma, Peru	Measured	39	99	0.31	1.30	2.27	3
		Indicated	282	95	0.18	1.00	2.18	21
		Measured + Indicated	321	95	0.20	1.03	2.19	25
	Total	Measured + Indicated	321	95	0.20	1.03	2.19	25
Gold Project	Diamba Sud, Senegal	Measured	0	N/A	-	N/A	N/A	0
		Indicated	26,027	N/A	1.50	N/A	N/A	1,254
		Measured + Indicated	26,027	N/A	1.50	N/A	N/A	1,254
	Total	Measured + Indicated	26,027	N/A	1.50	N/A	N/A	1,254
Total		Measured + Indicated						2,151

Mineral Resources - Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	GEOs (000)
Gold Mines	Séguéla, Côte d’Ivoire	Inferred	9,989	N/A	2.74	N/A	N/A	879
	Lindero, Argentina	Inferred	29,330	N/A	0.46	N/A	N/A	434
	Total	Inferred	39,319	N/A	1.04	N/A	N/A	1,313
Silver Mine	Caylloma, Peru	Inferred	3,901	96	0.38	1.83	2.81	381
	Total	Inferred	3,901	96	0.38	1.83	2.81	381
Gold Projects	Arizaro, Argentina	Inferred	32,900	N/A	0.38	N/A	N/A	402
	Diamba Sud, Senegal	Inferred	2,105	N/A	1.13	N/A	N/A	77
	Total	Inferred	35,005	N/A	0.43	N/A	N/A	479
Total		Inferred						2,172

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include: changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate; Roxgold Sango obtaining Ministerial approval to include underground mining as a mining method and obtaining approval to update its Environmental and Social Impact Assessment permit to include underground mining at the Séguéla Mine; Boya SA obtaining an exploitation permit and an environmental impact assessment permit for the Diamba Sud Project.
5.	Mineral Resources and Mineral Reserves are reported as at December 31, 2025, except the Diamba Sud Project that is reported as at January 16, 2026, and the Séguéla Mine that is reported as at March 31, 2026.
6.	Mineral Reserves for the Séguéla Mine are reported on a 100% ownership basis and estimated using incremental gold grade cut-offs for open pit mining of 0.73 g/t Au for Antenna and Koula, 0.74 g/t Au for Sunbird, 0.75 g/t Au for Boulder and Kingfisher, 0.76 g/t Au for Agouti, and 0.83 g/t Au for the Ancien and Badior deposits, and for underground mining of 2.14 g/t for Sunbird. These estimates are based on a gold price of $2,300/oz, metallurgical recovery rates of 93.5%, except for Badior at 91.5%, surface mining costs ranging from $3.09/t to $5.74/t based on the pit location relative to the run-of-mine pad, underground mining cost of $84.56/t, processing costs of $21.28/t, general and administrative (G&A) costs of $16.21/t. Only Proven and Probable Mineral Reserves within the final pit designs are reported. Antenna, Ancien, Koula, Badior and Kingfisher pits were designed with inter-ramp angles of 30.6° to 40.7° for oxide material, 40.7° to 42.9° for transitional material, and 59.6° for fresh material. Agouti and Boulder pits were designed with inter-ramp angles of 36.8° for oxide, 44.2° for transitional, and 60.0° for fresh material. Sunbird pit was designed with inter-ramp angles of 40.7° for oxide, 36.5° to 59.6° for transitional, and 52.2° to 61.2° for fresh material. For underground mining, a dilution factor of 0.5-meter skin has been applied on both the hanging wall and footwall for longhole stoping. The reported Mineral Reserves incorporate modifying factors for mining dilution and recovery through regularization of block models to an appropriate Selective Mining Unit (SMU) block size. Mineral Resources for the Séguéla Mine are reported at gold grade cut-offs of 0.65 g/t Au for Antenna, 0.66 g/t Au for Kestrel, Boulder, Sunbird, and Kingfisher; 0.68 g/t Au for Agouti; and 0.73 g/t Au for Ancien and Badior. These estimates are based on an assumed gold price of $2,600/oz and are constrained within preliminary pit shells honoring all geotechnical parameters. Underground Mineral Resources are reported within optimized stope shapes based on a longhole stoping mining method at cut-off grades of 1.89 g/t Au for Sunbird, 2.32 g/t Au for Koula and Kingfisher, and 2.41 g/t Au for Ancien. The Séguéla Mine is subject to a 10% free-carried interest held by the State of Côte d’Ivoire.
7.	Mineral Reserves for the Lindero Mine are reported based on open pit mining within a designed pit shell based on variable gold cut-off grades and gold recoveries by metallurgical type: Met type 1 cut-off 0.25 g/t Au, recovery 75.4%; Met type 2 cut-off 0.24 g/t Au, recovery 78.2%; Met type 3 cut-off 0.24 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.28 g/t Au, recovery 68.5%. Mining recovery is estimated to average 100% and mining dilution 0% having been accounted for during block regularization to 10m x 10m x 8m size. The cut-off grades and pit designs are considered appropriate for long term gold prices of $2,300/oz, estimated base mining costs of $2.07 per tonne of material, total processing and G&A costs of $12.29 per tonne of ore, and refinery costs net of pay factor of $16.70 per ounce gold. Reported Proven Reserves include 8.9 Mt averaging 0.38 g/t Au of stockpiled material. Mineral Resources are reported within a conceptual pit shell above a 0.23 g/t Au cut-off grade based on the same parameters used for Mineral Reserves and a gold prices of $2,600/oz. Mineral Resources for Arizaro are reported within a conceptual pit shell above a 0.23 g/t Au cut-off grade using the same gold price and costs as Lindero and an additional $0.52 per tonne of ore to account for haulage costs between the deposit and plant. A slope angle of 47° was used for defining the pit.
8.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on underground mining methods including; mechanized (breasting) at $ 85.71/t; mechanized (Uppers) at $ 69.66/t; sub-level stoping at $81.33/t; and a conventional method at $157.77/t; using assumed metal prices of $27/oz Ag, $2,300/oz Au, $2,000/t Pb and $2,700/t Zn; metallurgical recovery rates of 82 or 86% for Ag, 21 or 58% for Au, 90 or 88% for Pb and 90 or 89% for Zn. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2024 through June 2025. Mining recovery is estimated to average 95% with average total mining dilution of 17% depending on the mining method. Mineral Resources are reported at an NSR cut-off grade of $58/t to $71/t, depending on mining methodology, for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and $132/t for veins classified as narrow (all other veins) based on the same parameters used for Mineral Reserves, and a 15% upside in metal prices.
9.	Mineral Resources for the Diamba Sud Project are reported inside constraining pit shells using selective mining unit block sizes and at an incremental gold cutoff grade for oxide/transitional material of 0.26 g/t Au, with fresh material reported based on a cutoff of 0.29 g/t Au for Area A, 0.37 g/t Au for Area D, 0.31 g/t Au for Karakara, 0.33 g/t Au for Western Splay, 0.28 g/t Au for Kassassoko, 0.31 g/t Au for Southern Arc, and 0.33 g/t Au for Moungoundi in accordance estimated average base mining costs of $4.57/t for all material mined, average processing and G&A costs of $21.45/t milled, and sales and transportation costs of $7.00/oz of gold. Pit slope angles applied are 33° for weathered material and 46° for fresh rock. The long-term gold price was $3,300/oz. Metallurgical recoveries are estimated using grade versus recovery relationship formulas developed for oxide/transition rock (all deposits) and separate formulas for fresh rock in each of the seven deposits A royalty of 3.5% has been considered in the generation of the pit shell and cut-off grade determination.
10.	Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources; Raul Espinoza (FAUSIMM (CP) #309581) is the Qualified Person responsible for Mineral Reserves; both being employees of Fortuna Mining Corp.
11.	Gold equivalent calculated using metal prices of $2,300/oz for Au, $27/oz for Ag, $2,000/t for Pb, and $2,700/t for Zn.
12.	N/A = Not applicable.
13.	Totals may not add due to rounding.

Séguéla Mine, Côte d’Ivoire - Underground Mineral Reserve gold ounces increase by 34%

From December 31, 2024 to March 31, 2026, Proven and Probable Mineral Reserve tonnes increased from 9.75 Mt to 16.36 Mt, up 68%, while the gold grade decreased slightly from 3.38 g/t to 3.01 g/t Au. Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, increased from 3.44 Mt to 5.65 Mt, up 64%, with contained gold increasing by 73,000 ounces, or 18%, while the gold grade decreased from 3.59 g/t to 2.58 g/t gold. Inferred Mineral Resource tonnes increased from 6.77 Mt to 9.99 Mt, up 48%, while gold grade decreased by 4%, resulting in an increase in contained gold of 261,000 ounces, or 42%.

The Company previously disclosed Mineral Reserves and Resource estimates as at December 31, 2025 (refer to Fortuna news release dated January 20, 2026). Since that publication, Mineral Reserves have increased by 73,000 ounces of gold and Inferred Mineral Resources have increased by 143,000 ounces of gold. These changes reflect the inclusion of 55 exploration drill holes totaling 29,442 meters at the Sunbird deposit, which supported the conversion of resources to reserves and extended known mineralization by a further 100 meters down plunge. The increase in Mineral Reserves was partially offset by the impact of grade control drilling at the Sunbird open pit and mining depletion at the Antenna, Ancien, and Koula deposits associated with gold production in the first three months of 2026.

At Séguéla, the 2026 Brownfields exploration budget is $12.2 million and includes approximately 69,000 meters of exploration drilling. Exploration programs are focused on additional resource conversion drilling primarily at the Sunbird underground project, infill and expansion drilling at the Kingfisher deposit, and continued target generation (refer to Fortuna news release dated January 15, 2026).

Lindero Mine and Arizaro Gold Project, Argentina - production related depletion of Mineral Reserves results in 8% decrease in gold ounces

As of December 31, 2025, the Lindero Mine has Proven and Probable Mineral Reserves of 64.4 Mt containing 1.1 Moz gold, in addition to Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, of 28.7 Mt containing 403,000 ounces of gold, and Inferred Mineral Resources of 29.3 Mt containing 434,000 ounces of gold. Year-over-year mining depletion resulted in a decrease in Mineral Reserves of 6.1 Mt containing 121,000 ounces of gold.

Infill drilling totaling approximately 6,000 meters is planned at Lindero to target Inferred Mineral Resources located below the ultimate reserve pit shell. The program is designed to increase confidence in the geologic continuity of mineralization, with the objective of converting additional resources to reserves and extending the mine life.

As of December 31, 2025, the Arizaro Gold Project has Inferred Mineral Resources of 32.9 Mt averaging 0.38 g/t Au and containing 402,000 ounces of gold, representing an increase of 3% in contained gold ounces compared to the prior year, primarily as a result of a higher gold price assumption and corresponding adjustments to the pit shell.

The 2026 Brownfields exploration budget for Lindero is $3.7 million and includes approximately 11,000 meters of exploration drilling at Arizaro, focused on further testing and extending the 2.5-kilometer strike potential to the southwest and at depth. (refer to Fortuna news release dated January 15, 2026).

Caylloma Mine, Peru - Mineral Reserve and Resources impacted by production related depletion and higher precious to base metal price ratios

Year-over-year, Proven and Probable Mineral Reserve tonnes decreased from 2.44 to 2.28 Mt. Silver grade increased by 9%, while lead and zinc grades decreased by 11% and 16%, respectively. The primary drivers of the change in Mineral Reserves were production-related depletion, which resulted in a reduction of 556,000 tonnes or 43,000 GEOs; partially offset by the addition of 230,000 tonnes or 22,000 GEOs from new discoveries and the upgrading of Inferred Mineral Resources at the Animas/Animas NE and Ramal Piso Carolina veins; and changes in commercial terms and metal prices, which added 140,000 tonnes or 4,000 GEOs. A change in the gold-to-silver and base metal ratio resulting from higher gold prices reduced Mineral Reserves by 47,000 GEOs.

Inferred Mineral Resource tonnes increased from 3.79 to 3.90 Mt, representing an increase of 3%. Silver grade increased by 9%, while lead and zinc grades decreased by 14% and 9%, respectively. The primary drivers of the change in Mineral Resources were due to the upgrading of resources to reserves as detailed above; a reduction of 0.25 Mt or 25,000 GEOs in Indicated Mineral Resources due to changes in the geologic interpretation and cut-off grades; and adjustments to the geological interpretation including sterilization of isolated or narrow mineralization identified as non-economic, which reduced Inferred Mineral Resources by 250,000 tonnes containing 38,000 GEOs. A change in the gold-to-silver and base metal ratio resulting from higher gold prices further reduced Inferred Mineral Resources by 48,000 GEOs.

The 2026 Brownfields exploration program budget at Caylloma is $3.8 million and includes approximately 12,000 meters of diamond core drilling targeting extensions to ore shoots 3 and 4 in the Animas zone, along with continued exploration of several other near-mine anomalies (refer to Fortuna news release dated January 15, 2026).

Diamba Sud Gold Project, Senegal - Successful infill and exploration drilling drives 165% growth in Indicated Resource gold ounces

The Company previously disclosed a preliminary economic analysis and updated Mineral Resource estimate as at January 16, 2026 (refer to Fortuna news release dated February 19, 2026). Year-over-year, Measured and Indicated Mineral Resources increased from 7.8 Mt to 26.0 Mt, representing an increase of 236%, while gold grade decreased by 21%, resulting in an increase of 781,000 ounces of gold or 165%. Inferred Mineral Resource tonnes decreased from 3.1 Mt to 2.1 Mt, with gold grade decreasing by 23%, resulting in a reduction of 71,000 ounces of gold, or 48%, due to upgrading in resource classification as a result of infill drilling.

The Company is advancing a feasibility study, including the estimation of Mineral Reserves, to support a construction decision by the end of the second quarter of 2026.

The 2026 Brownfields exploration budget at Diamba Sud is $8.8 million and includes approximately 35,000 meters of exploration drilling to support resource conversion drilling and continued target generation. (refer to Fortuna news release dated January 15, 2026).

Qualified Person

Eric Chapman, Senior Vice President, Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-01- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Guinea, Guyana, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s Mineral Resource and Mineral Reserve estimates, changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; expenditures on exploration in 2026 and the proposed exploration plans related thereto; the future results of exploration activities; converting Mineral Resources to Mineral Reserves and extending the life of the Company’s mines; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices, currency exchange rates and interest rates in 2026; life of mine estimates; statements regarding the development of the Diamba Sud gold project, including the timing of the reporting of first-time Mineral Reserves, the completion of a feasibility study, and the timing of a construction decision; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; a Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves; uncertainty relating to capital and operating costs, production schedules and economic returns; risks related to the conversion of Mineral Resources to Mineral Reserves; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Israel- – Hamas, and Iran – Israel and United States conflicts, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; ore grades and recoveries remain consistent with expectations; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms including for the underground mining method at the Séguéla Mine and related to the construction of a mine at the Diamba Sud Project; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

-8-